SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Directorate Change

27 January 2010

Aviva plc Chief Financial Officer Notification

Further to an announcement made on 23 October 2009, Aviva announces that Patrick Regan will take up his appointment as chief financial officer and executive director of Aviva plc with effect from 22 February 2010.

Patrick will succeed Philip Scott who stepped down as chief financial officer and executive director on 26 January 2010, after a career spanning 36 years with the group.

This disclosure is made pursuant to paragraph 9.6.11 of the Listing Rules.

- ends -

Enquiries:

Media
Hayley Stimpson, external affairs director                            +44 (0)20 7662 7544
Rashmi Gautam, senior group media relations manager   +44 (0)20 7662 9511
James Murgatroyd/Ed Simpkins, Finsbury                           +44 (0)20 7251 3801

Analysts
Charles Barrows, investor relations director                        +44 (0)20 7662 8115
Susie Yeoh, investor relations manager                               +44 (0)20 7662 2117

Notes to editors:

Patrick Regan - summary CV:

  2006 to date: Willis Group Holdings
  2008 to date: group chief operating officer and chief financial officer
  2006 - 2008: chief financial officer

  2004 - 2006 RSA plc: group financial controller

  2001 - 2004 AXA: finance and claims director, UK general insurance

  1998 - 2001 GE: controller, global consumer finance & UK controller, GE Capital Bank

  1988 - 1998 Grant Thornton: various roles to partner designate

  Aviva is the world's fifth largest* insurance group, serving 50 million customers across Europe, North America and Asia Pacific.

  Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £51.4 billion and funds under management of £381 billion at 31 December 2008.

  We are the largest insurance services provider in the UK and one of the leading providers of life and pension products in Europe.

  The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

  For broadcast-standard video, please visit http://www.aviva.com/media/video/.

*based on gross worldwide premiums at 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 January 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary